                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                                (AMENDMENT NO. 4)


                             CYBERIAN OUTPOST, INC.
  -----------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    231914102
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                                 (CUSIP Number)


                                KATHRYN J. KOLDER
                             FRY'S ELECTRONICS, INC.
                              600 EAST BROKAW ROAD
                           SAN JOSE, CALIFORNIA 95112
                                  408-487-4500

                             RICHARD CAPELOUTO, ESQ.
                              DANIEL CLIVNER, ESQ.
                           SIMPSON THACHER & BARTLETT
                              3330 HILLVIEW AVENUE
                           PALO ALTO, CALIFORNIA 94304
                                  650-251-5000
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  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                September 4, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO.  231914102                                           PAGE 2 OF 7 PAGES
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fry's Electronics, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
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                       7        SOLE VOTING POWER
NUMBER OF
SHARES                          3,465,000
BENEFICIALLY           ---------------------------------------------------------
OWNED                  8        SHARED VOTING POWER
BY
EACH                            3,141,222
REPORTING              ---------------------------------------------------------
PERSON                 9        SOLE DISPOSITIVE POWER
WITH
                                3,465,000
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,606,222 Shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.844%
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14        TYPE OF REPORTING PERSON*

          CO
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                                  SCHEDULE 13D

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CUSIP NO.  231914102                                          PAGE 3 OF 7 PAGES
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The TAW, L.P.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          AF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                               [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
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                       7        SOLE VOTING POWER
NUMBER OF
SHARES                          3,465,000
BENEFICIALLY           ---------------------------------------------------------
OWNED                  8        SHARED VOTING POWER
BY
EACH                            3,141,222
REPORTING              ---------------------------------------------------------
PERSON                 9        SOLE DISPOSITIVE POWER
WITH
                                3,465,000
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,606,222 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.844 %
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14        TYPE OF REPORTING PERSON*

          PN
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



     The Schedule 13D filed by Fry's Electronics, Inc. ("Fry's") and The TAW, L.P. ("TAW") on May 18, 2001, as amended by the Schedule 13D/A filed by Fry's and TAW on July 9, 2001, as further amended by the Schedule 13D/A filed by Fry's and TAW on August 10, 2001, and as further amended by the Schedule 13D/A filed by Fry's and TAW on August 29, 2001 (as so amended, the "Initial Schedule 13D"), with respect to the shares of the common stock, par value $.01 per share (the "Common Stock") of Cyberian Outpost, Inc. (the "Company") beneficially owned by Fry's and TAW, is hereby amended and supplemented. Except as amended and supplemented hereby, the Initial Schedule 13D remains in full force and effect. Fry's and TAW are collectively referred to herein as the "Reporting Persons."

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In order to facilitate the consummation of the merger and the other transactions contemplated by the merger agreement more fully described in Item 4 below, and in consideration thereof, Darryl Peck, the Chairman, Chief Executive Officer and President of the Company granted Fry's an irrevocable proxy (the "Proxy") to vote, in any manner that Fry's may determine, the 3,141,222 shares of Common Stock beneficially owned by Mr. Peck at any meeting or action by written consent with respect to the merger agreement and the transactions contemplated thereby. Fry's paid no consideration to Mr. Peck for the Proxy.

     The description of the Proxy set forth above is qualified in its entirety by reference to the terms and provisions of the Proxy, a copy of which is attached as Exhibit 99.2 hereto.

ITEM 4 - PURPOSE OF TRANSACTION

     On September 4, 2001, Fry's, FCOP Acquisition, Inc., a wholly-owned subsidiary of Fry's ("FCOP"), and the Company entered into a merger agreement (the "Merger Agreement") pursuant to which FCOP will merge with and into the Company and the Company will survive the merger as a wholly-owned subsidiary of Fry's (the "Merger"). In the Merger, each outstanding share of Common Stock, other than those held by the Reporting Persons or the Company, will be converted into the right to receive $0.25, without interest. The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by the Company's stockholders, the receipt of any regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     Upon consummation of the Merger (i) the Certificate of Incorporation of FCOP shall be the Certificate of Incorporation of the surviving corporation, until thereafter amended as provided therein and by applicable law, (ii) the directors and officers of FCOP shall be the initial directors and officers of the surviving corporation, except that Mr. Peck and Christopher J. Walls shall be President and Chief Executive Officer, and Vice President and Corporate Counsel, respectively, of the surviving corporation and (iii) all shares of Common Stock converted into the right to receive the $0.25 in cash, payable to the holder thereof, without interest, upon the surrender of the certificate formerly representing such share, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist.



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     The Merger Agreement contains customary representations and warranties on the part of Fry's and the Company. The Merger Agreement also contains covenants regarding the activities of Fry's and the Company prior to the earlier of the effectiveness of the Merger and the termination of the Merger Agreement. Fry's and the Company have agreed to conduct their respective businesses in the ordinary course and in a commercially reasonable manner. In addition, a number of corporate actions by the Company during the period pending the closing of the Merger require Fry's approval, including borrowings and capital expenditures.

     The Merger Agreement may be terminated before the completion of the Merger by the mutual consent of both parties or by either Fry's or the Company if (i) the Merger is not completed, without the fault of the terminating party, by December 31, 2001; (ii) ninety days after any request or application for approval from a regulatory agency has been denied, without the fault of the terminating party, unless a petition for a rehearing or an amended application is filed with the appropriate regulatory agency; (iii) any court of competent jurisdiction or other governmental authority has issued an order, decree or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action becomes final and nonappealable; (iv) the Company's stockholders do not adopt the Merger Agreement; or (v) the other party materially breaches a representation or warranty in the Merger Agreement or fails to comply in any material way with any covenants or agreements in the Merger Agreement or, in the case of the Company, it breaches the Collateral Assignment and Security Agreement or the Secured Promissory Note referred to below. In addition, Fry's Electronics may terminate the Merger Agreement if the Company's board of directors fails to recommend to its stockholders the adoption of the Merger Agreement.

     The Merger Agreement provides that the exclusive remedy to the breach of the Merger Agreement by the other party is the receipt of a termination fee of $250,000 plus the non-breaching party's reasonable fees and expenses incurred in connection with the Merger Agreement.

     In connection with the execution and delivery of the Merger Agreement, on September 4, 2001, the Company issued to Fry's a Secured Promissory Note pursuant to which Fry's has agreed to loan the Company up to the aggregate principal amount of $13 million. These funds are to be used for working capital purposes, to enable the Company to repay certain secured creditors and to guarantee certain letters of credit issued on behalf of the Company to its vendors to secure inventory purchases made by the Company. Fees incurred and payments made by Fry's with respect to these guarantees constitute loans under the Secured Promissory Note, although the full amounts subject to these guarantees, rather than such fees and payments, count against the $13 million lending cap. All loans and accrued and unpaid interest under the Secured Promissory Note are due and payable on December 31, 2001, subject to acceleration in the event of the termination of the Merger Agreement and certain other events. Loans made under the Secured Promissory Note bear interest at 6.5% annually and are secured by all of the Company's assets pursuant to the related Collateral Assignment and Security Agreement entered into by the Company and Fry's on September 4, 2001.

     The description of the Merger Agreement set forth above is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as
Exhibit 99.1 hereto. The descriptions of the Secured Promissory Note and the Collateral Assignment and Security Agreement set forth above are qualified in their entirety by reference to the each of such agreements, a copy of which is attached as Exhibits 99.3 and 99.4 hereto, respectively.

ITEM 5 - INTEREST IN SECURITIES OF THE COMPANY

     The number of shares of the Common Stock beneficially owned by Fry's and TAW, including the 3,141,222 shares held by Mr. Peck as to which Fry's has certain voting

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rights pursuant to the Proxy, is 6,602,222. These shares represent approximately
20.8% of the issued and outstanding shares of Common Stock issued as of September 4, 2001 based on the number of shares of issued and outstanding Common Stock reported by the Company in Section 4.03 of the Merger Agreement attached as Exhibit 99.2 hereto.

     Other than as set forth herein or in the Initial Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of Reporting Persons' knowledge, by any subsidiary, affiliate, directors or officers of the Reporting Persons.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     To the best of the Reporting Persons' knowledge, except as described herein, there are at present no other contracts, arrangements, understandings or relationships among the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS

99.1. Merger Agreement, dated as of September 4, 2001, by and among Fry's Electronics, Inc., FCOP Acquisition, Inc., and Cyberian Outpost, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by Cyberian Outpost, Inc. on September 7, 2001 (the "Company 8-K") and incorporated herein by reference).

99.2. Irrevocable Proxy, dated as of September 4, 2001, granted by Darryl Peck (filed as Exhibit 10.3 to the Company 8-K and incorporated herein by reference).

99.3 Secured Promissory Note issued by Cyberian Outpost, Inc. on September 4, 2001, for the benefit of Fry's Electronics, Inc. (filed as Exhibit
          10.4 to the Company 8-K and incorporated herein by reference).

99.4 Collateral Assignment and Security agreement, entered into by Cyberian Outpost, Inc. on September 4, 2001 for the benefit of Fry's Electronics, Inc. (filed as Exhibit 10.5 to the Company 8-K and incorporated herein by reference).



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 12, 2001

                                     FRY'S ELECTRONICS, INC.


                                          By: /s/ Kathryn J. Kolder
                                          ----------------------------------
                                          Name:    Kathryn J. Kolder
                                          Title:   Executive Vice President


                                     THE TAW, L.P.


                                     By:  R.D.J., LLC, as General Partner


                                          By: /s/ John C. Fry
                                          --------------------------------------
                                          Name:      John C. Fry
                                          Title:     Member






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                                  EXHIBIT INDEX

EXHIBIT      DESCRIPTION
-------      -----------

99.1. Merger Agreement, dated as of August 31, 2001, by and among Fry's Electronics, Inc., FCOP Acquisition, Inc., and Cyberian Outpost, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by Cyberian Outpost, Inc. on September 7, 2001 and incorporated herein by reference).

99.2.     Irrevocable Proxy, dated as of August 31, 2001, granted by Darryl
          Peck (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by Cyberian Outpost, Inc. on September 7, 2001 and incorporated herein by reference).

99.3 Secured Promissory Note issued by Cyberian Outpost, Inc. on September 4, 2001, for the benefit of Fry's Electronics, Inc. (filed as Exhibit
          10.4 to the Company 8-K and incorporated herein by reference).

99.4 Collateral Assignment and Security agreement, entered into by Cyberian Outpost, Inc. on September 4, 2001 for the benefit of Fry's Electronics, Inc. (filed as Exhibit 10.5 to the Company 8-K and incorporated herein by reference).